Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

March 2, 2021

Re:	Piestro, Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed January 20, 2021

File No. 024-11315

Dear Ms. Ransom:

Thank you for your comments of March 1, 2021 regarding the Offering Statement of Piestro, Inc., f/k/a Future Labs VI, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Amendment No. 3 to Offering Statement on Form 1-A

General

1.	We re-issue our prior comment 6 in part, as you have not updated the hyperlink on the StartEngine website to link to your most recently filed offering statement amendment. Please update the hyperlink on the StartEngine website so that it hyperlinks to the most recent amendment of your offering statement. Please also confirm that you will continue to update this hyperlink as you continue to amend your filing. Refer to Rule 255(b)(4)(ii) and (d)(2) of Regulation S-K.

The Company acknowledges that the previous link was not the most recently filed offering statement. The Company has requested for StartEngine to update the link to the most recent version prior to filing this amendment, and will do so again after this amendment is filed.

2.	We note that your profile page on the StartEngine website reflects that you are providing three different tiers of investor "perks" in connection with this offering. Please include disclosure about the investor perks in your offering circular, including a clear explanation of the different tiers of perks, a definition of "Piestro credits," and illustrative examples of how the "Piestro credits" may be used by reservation holders. Further, please clarify whether reservation holders are required to complete an investment in your offering prior to receiving any of these perks, considering your response to comment 6 indicating that reservations are non-binding. Finally, please clarify whether you will be implementing the perks and bonus share programs together, and whether each program will have any impact on the other.

The Company has amended its disclosure to provide in the offering circular additional details regarding the perks being provided to investors.

The Company notes that the perks are only available to investors who have subscribed to the offering after first indicating interest through a non-binding “reservation”, demonstrating interest in the offering. Perks will not be provided to persons who make a non-binding reservation who do not choose to invest in the offering.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Piestro, Inc. f/k/a Future Labs VI, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

CrowdCheck Law LLP

cc: Massimo De Marco

Future Labs VI, Inc.

1134 11th Street, Suite 101

Santa Monica, CA 90403